UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period  November 20, 2006

File No.    0-50238

J-Pacific Gold Inc.

(Name of Registrant)

1440 - 1166 Alberni Street, Vancouver, British Columbia, CANADA  V6E 3Z3

(Address of principal executive offices)

1.

Press Release No. 18 dated November 20, 2006

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F 11X

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No 11X

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

J-PACIFIC GOLD INC.

(Registrant)

November 20, 2006

By:  /s/ Nicholas Ferris

Date

Nicholas Ferris, Chairman

J-PACIFIC GOLD INC.
1440 - 1166 Alberni Street
Vancouver, BC V6E 3Z3
Tel: (604) 684-6677 Fax: (604) 684-6678
E-mail: ir@jpgold.com
Web: http://www.jpgold.com

NEWS RELEASE No. 18, 2006
November 20, 2006

FOR IMMEDIATE RELEASE
TSX VENTURE SYMBOL: JPN
OTCBB SYMBOL: JPNJF

J-PACIFIC CLOSES FINAL TRANCHE OF PRIVATE PLACEMENT

VANCOUVER, NOVEMBER 20, 2006 - J-Pacific Gold Inc. ("J-Pacific" or the "Company") (TSXV - JPN, OTCBB - JPNJF) is pleased to announce that further to its news releases dated October 16th and October 25th it has closed the final tranche of its non-brokered private placement. The Company has issued 2,000,572 units (the "Units") a price of $0.35 per Unit and 3,375,000 flow through units ("FT Units") at a price of $0.40 per FT Unit for gross proceeds of $2,050,200. On October 25th the Company announced the closing of the first tranche of the private placement for gross proceeds of $2,351,125. Each Unit consists of one common share and one warrant (a "Warrant"), which will entitle the holder to purchase one additional common share at a price of $0.55 per share for a period of 24 months after the closing of the private placement. Each FT Unit will consist of one common share, which will qualify as a "flow-through share" for the purposes of the Income Tax Act (Canada) and one Warrant. The Company has paid a finder's and administration fee to certain finders in the total amount of $129,111 and has issued 100,000 finder's warrants. Each finder's warrant will entitle the holder to purchase one additional common share of the Company at a price of $0.55 per share for a period of 24 months after the closing of the private placement.

All securities issued will be subject to a four-month hold period. The proceeds of the financing will be used to pursue exploration programs on J-Pacific's Blackdome, Elizabeth, Montgolfier and Callaghan projects and for corporate working capital. The proceeds from the sale of the FT Units will be used for exploration expenses that will constitute Canadian exploration expenses (as defined in the Income Tax Act) and will be renounced for the 2006 taxation year.

On behalf of the Board of Directors,

"N. Ferris"
Chairman

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Statements in this press release, other than statements of historical information, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that forward-looking statements are inherently uncertain. Actual performance and results may differ materially from those projected or suggested due to certain risks and uncertainties, some of which are described below. Such forward-looking statements include comments regarding the establishment and estimates of mineral reserves [and non-reserve mineralized material], future increases in mineral reserves, the recovery of any mineral reserves, construction cost estimates, construction completion dates, equipment requirements and costs, production, production commencement dates, grade, processing capacity, potential mine life, results of feasibility studies, development, costs and expenditures. Factors that could cause actual results to differ materially include timing of and unexpected events during construction, expansion and start-up; variations in ore grade, tons mined, crushed or milled; delay or failure to receive board or government approvals; timing and availability of external financing on acceptable terms for equipment, construction, working capital and other purposes; the availability of adequate power and water supplies; the availability of adequate mining equipment; technical, permitting, mining or processing issues; and fluctuations in gold price and costs. There can be no assurance that future developments affecting the Company will be those anticipated by management.

The forecasts contained in this press release constitute management's current estimates, as of the date of this press release, with respect to the matters covered thereby. We expect that these estimates will change as new information is received and that actual results will vary from these estimates, possibly by material amounts. While we may elect to update these estimates at any time, we do not undertake to update any estimate at any particular time or in response to any particular event. Investors and others should not assume that any forecasts in this press release represent management's estimate as of any date other than the date of this press release. Additional information concerning certain risks and uncertainties that could cause actual results to differ materially from those projected or suggested is contained in the Company's filings with the Securities and Exchange Commission (SEC) over the past 12 months, copies of which are available from the SEC or may be obtained upon request from the Company.

For more information, please visit our website, www.jpgold.com, or call or e-mail:

Contact:
Nick Ferris, Chairman
J-Pacific Gold Inc.
Tel: +1 (888) 236-5200
Fax: +1 (604) 684-6678
E-mail: info@jpgold.com

Media Inquiries
Victor Webb/Madlene Olson
Marston Webb International
Tel: +1 (212) 684-6601
Fax: +1 (212) 725-4709
E-mail: marwebint@cs.com